Exhibit 99.1
Shanda Games Announces Management Changes
Shanda Games Limited (“Shanda Games,” or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, today announced the appointment of Xiandong Zhang as Chief Operating Officer, William Chen as Chief Technology Officer and Donghai Qian as Senior Vice President for Business Development. Mr. Zhang and Mr. Chen replace Jisheng Zhu, who has resigned from the respective positions of Acting Chief Operating Officer and Chief Technology Officer of the Company to serve as Chief Operating Officer at Shanda Online Holdings Limited, an affiliate of Shanda Games and a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda Interactive”) (Nasdaq: SNDA).
Mr. Zhang, who previously served in numerous capacities at Shanda Interactive, including senior vice president, vice president and director of product management center, has served as Chief Producer at Shanda Games.
Mr. Chen has served as vice president at Shanda Games. He has previously served as technical director at leading international global publishers, including Electronic Arts Inc., Disney Interactive Studios, Inc., and Activision Blizzard, Inc., and worked on leading titles including Call of Duty 3, Final Fantasy VII and Star Wars: Episode III — Revenge of the Sith.
Mr. Qian previously served as vice president for business development at Shanda Games. Prior to joining Shanda Games, Mr. Qian served as the head of business development at leading Korean online game companies, including CJ Internet Holdings, Webzen Co., Ltd. Wemade Entertainment Co., Ltd. and Actoz Soft Co., Ltd..
“We are pleased to have Mr. Zhang take over the Chief Operating Officer position, on top of his Chief Producer position of the Company. We are also pleased to welcome Mr. Chen and Mr. Qian to our executive team. Their expertise, experience and strong management capabilities will further strengthen our expertise in game operation, product development and global expansion and drive continued development and fast growth of Shanda Games.” said Mr. Qunzhao Tan, Chairman and Chief Executive Officer of Shanda Games. “In the meantime, we highly appreciate Jisheng’s dedication and contribution to Shanda Games’ development over the years and wish him well in his future endeavors.”
Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future development and position of the Company, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to those relating to challenges in the transitioning of roles, other risks associated with management changes, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.
Contact
For Investors:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com
For Media:
Pamela Leung
Fleishman-Hillard
Phone: +852-2530-2675
Email: Pamela.Leung@fleishman.com